SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated March 9, 2004 announcing that Orange reduces its stake in BITCO (Thailand)

www.orange.fr

Press release

Orange reduces its stake in BITCO (Thailand)

Paris, London, March 9, 2004 – Following the Orange Board of Directors meeting of March 8th, 2004, Orange announces an agreement with its Thai partner, Charoen Pokphand/Telecom Asia (CP/TA), toward reducing its stake in their common joint venture BITCO, from 49% to 10%.

The completion of this transaction is subject to the approval of TA Orange lenders under the bridge loan, which they expect to refinance within the first half of this year.

Note for editors

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world’s largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (One), and Mumbai/India (BPL Mobile). As at the end of December 2003, Orange was the largest mobile operator in both the UK with over 13.6 million active customers, and France with over 20 million registered customers. As at the end of December 2003, Orange controlled companies had over 49 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com

Press contacts:

France Télécom

Nilou du Castel

Service de Presse France Télécom

+33 (0)1 44 44 93 93

Orange

Orange Corporate Communications

+ 44 7968 534 796

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 10, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information